       UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
____________________________________________

            In the Matter of

NATIONAL FUEL GAS COMPANY                            NINTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION           CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                 PURSUANT TO
SENECA RESOURCES CORPORATION                         RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT CORPORATION

File No. 70-8297
(Public Utility Holding Company Act of 1935)
____________________________________________



         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), and Horizon Energy Development Corporation ("Horizon") in Form U-1, Application-Declaration, File No. 70-8297, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-25964 dated December 29, 1993) with respect thereto. Note that, on July 1, 1994, Penn-York Energy Corporation ("Penn-York") merged with Supply Corporation, with Supply Corporation as the surviving entity (see File No. 70-8135, HCAR No. 35-25811). Because of certain FERC ratemaking considerations, Supply Corporation found it necessary to separately account for Penn-York associated borrowings until the FERC approved of Supply Corporation's tariff rates that effected the combination of the Supply Corporation and Penn-York assets.

         During the quarter ended December 31, 1995 the following borrowing transactions occurred:

         1. Sales and resales of commercial paper for the quarter are shown on the attached certificate of Chase
              Securities, Inc.

         2. National increased its outstanding borrowings by issuing and selling short-term notes in the following amounts to Chase Manhattan Bank, N.A., or other banks or financial institutions as listed in the Application-Declaration on the dates and at the rates indicated below. The proceeds from the sales of these notes were either used by National for its own corporate purposes or transferred by National to the System Money Pool to be utilized by National's subsidiaries. This schedule also reflects renewals at different rates.

            DATE                  AMOUNT             RATE

           10/2/95              $14,000,000      6.02%
           10/3/95               14,000,000       5.89
           10/4/95               15,000,000       5.89
           10/4/95               16,800,000       5.83
           10/5/95               19,300,000       5.83
           10/6/95               18,000,000       5.76
          10/10/95               19,100,000       5.89
          10/11/95               16,300,000       5.89
          10/12/95               14,700,000       5.89
          10/13/95               13,700,000       5.82
          10/16/95               13,900,000       5.83
          10/17/95               26,500,000       5.80
          10/18/95               15,100,000       5.80
          10/19/95               17,500,000       5.77
          10/20/95               10,500,000       5.80
          10/20/95               10,000,000       5.92
          10/23/95               10,900,000       5.85
          10/24/95                7,300,000       5.85
          10/25/95               13,300,000       5.98
          10/25/95               12,000,000       5.88
          10/26/95               19,900,000       5.85
          10/27/95                7,600,000       5.82
          10/30/95                8,700,000       5.88
          10/31/95               15,300,000       6.00
           11/1/95               10,000,000       5.86
           11/1/95                8,100,000       5.93
           11/2/95                6,700,000       5.81
           11/3/95               10,000,000       5.85
           11/3/95               11,400,000       5.81
           11/6/95               10,300,000       5.81
           11/7/95                8,500,000       5.81
           11/8/95                8,000,000       5.93
           11/9/95                5,300,000       5.81
          11/10/95                1,800,000       5.81
          11/13/95               12,500,000       5.85
          11/14/95               12,500,000       5.85
          11/15/95               11,200,000       5.99
          11/16/95               10,600,000       5.88

          11/17/95                9,900,000       5.82
          11/20/95               13,600,000       5.81
          11/21/95               12,700,000       5.80
          11/22/95               20,000,000       5.88
          11/22/95                6,500,000       6.00
          11/24/95                7,600,000       6.00
          11/27/95               16,700,000       5.90
          11/28/95               13,500,000       5.75
          11/29/95                8,700,000       5.75
          11/30/95               24,200,000       5.93
           12/1/95               14,500,000       5.75
           12/1/95                5,000,000       5.88
           12/4/95               10,000,000       5.74
           12/4/95                4,400,000       5.75
           12/5/95                1,200,000       5.75
           12/7/95                4,300,000       5.82
           12/8/95                2,600,000       5.75
          12/11/95                5,000,000       5.75
          12/11/95                5,600,000       5.75
          12/12/95                5,300,000       5.75
          12/13/95                2,800,000       5.75
          12/15/95               12,900,000       5.76
          12/18/95               10,000,000       5.90
          12/18/95                5,000,000       5.75
          12/18/95               10,000,000       5.88
          12/18/95               10,000,000       5.84
          12/18/95               10,000,000       5.76
          12/19/95                1,700,000       5.83
          12/20/95               10,000,000       5.72
          12/20/95                8,900,000       5.77
          12/20/95               10,000,000       5.69
          12/21/95               10,800,000       5.83
          12/22/95                8,700,000       5.64
          12/26/95               12,300,000       5.77
          12/26/95               10,000,000       5.73
          12/26/95               20,000,000       5.73
          12/27/95                9,400,000       5.58
          12/28/95                9,700,000       5.52
          12/29/95               19,900,000       5.96
          12/29/95                  900,000       6.05

         3. Supply Corporation (non-Penn-York) transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

            10/2/95              $2,800,000      5.94%
           10/16/95                 300,000       5.80

           10/25/95                 900,000       5.80
           10/26/95               7,300,000       5.81
           10/27/95               2,100,000       5.81
           10/30/95               1,500,000       5.80
           11/27/95               3,500,000       5.80
           11/28/95               5,900,000       5.79
           11/29/95               1,500,000       5.79
            12/1/95               1,800,000       5.80
            12/8/95                 100,000       5.84

         4. Supply Corporation (non-Penn-York) borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.

             DATE                  AMOUNT             RATE

           12/15/95             $   100,000     5.813%
           12/18/95              30,000,000      5.817
           12/19/95                 100,000      5.820
           12/20/95                 400,000      5.805
           12/21/95                 300,000      5.807
           12/28/95                 400,000      5.786

              Supply Corporation (Penn-York related) borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.

             DATE                  AMOUNT             RATE

            10/3/95              $  100,000     5.808%
           10/30/95                 300,000      5.832
           10/31/95                 100,000      5.842
            11/1/95                 300,000      5.834
            11/7/95                 100,000      5.826
           11/27/95               2,600,000      5.832
           11/29/95                 200,000      5.821
            12/4/95                 100,000      5.819
            12/8/95                 100,000      5.818
           12/29/95                 100,000      5.809

         5. Distribution Corporation transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.

         6. Distribution Corporation borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

            DATE                  AMOUNT              RATE

           10/5/95             $    200,000     5.813%
          10/10/95                  400,000      5.820
          10/13/95                9,200,000      5.814
          10/16/95                  600,000      5.814
          10/17/95                  500,000      5.812
          10/19/95                2,300,000      5.811
          10/20/95                2,400,000      5.822
          10/25/95               18,300,000      5.839
          10/26/95                4,500,000      5.832
          10/31/95                3,400,000      5.842
           11/1/95                1,000,000      5.834
          11/13/95                  300,000      5.826
          11/20/95                2,700,000      5.823
          11/22/95                  300,000      5.832
          11/24/95                  900,000      5.833
          11/27/95               10,500,000      5.832
          11/28/95                3,800,000      5.820
          11/30/95               12,200,000      5.838
           12/4/95                  100,000      5.819
          12/15/95                5,600,000      5.813
          12/18/95               14,900,000      5.817
          12/20/95               18,400,000      5.805
          12/21/95                  100,000      5.807
          12/26/95               26,000,000      5.795
          12/29/95               12,000,000      5.809

         7. National transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT             RATE

            10/3/95                $300,000       5.87%
            11/1/95                 800,000        5.81
            12/4/95                 500,000        5.82
            12/8/95                 200,000        5.84
           12/15/95                 200,000        5.85

         8. Seneca transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.

         9. Seneca borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

             DATE                  AMOUNT             RATE
            10/3/95             $   100,000     5.808%
            10/5/95                 500,000      5.813
           10/12/95                 100,000      5.818
           10/13/95                 100,000      5.814
           10/16/95               1,100,000      5.814
           10/19/95                 100,000      5.811
           10/24/95                 300,000      5.826
           10/30/95                 900,000      5.832
           10/31/95               2,000,000      5.842
            11/1/95                 400,000      5.834
            11/3/95                 400,000      5.825
           11/13/95               1,100,000      5.826
           11/14/95                 100,000      5.826
           11/15/95                 200,000      5.834
           11/17/95                 100,000      5.823
           11/20/95                 700,000      5.823
           11/22/95                 500,000      5.832
           11/24/95                 200,000      5.833
           11/30/95               1,600,000      5.838
            12/4/95                 100,000      5.819
            12/6/95                 300,000      5.821
            12/8/95                 500,000      5.818
           12/11/95                 300,000      5.813
           12/13/95                 400,000      5.814
           12/19/95                 100,000      5.820
           12/21/95               1,000,000      5.807
           12/27/95                 100,000      5.789
           12/28/95                 100,000      5.786
           12/29/95               2,800,000      5.809

              In accordance with the terms of the Application-Declaration (Item 5) and the Order of the Commission in this proceeding dated December 29, 1993 (HCAR
              No. 35-25964), attached as Exhibit A is a copy of Seneca's Income Statement for the Three Months Ended December 31, 1995 and attached as Exhibit B is a copy of Seneca's Balance Sheet at December 31, 1995.

         10. UCI transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT             RATE

           10/23/95             $   400,000      5.80%
           10/25/95                 200,000       5.80
           11/22/95                 300,000       5.80
           11/27/95                 200,000       5.80
           12/15/95               1,400,000       5.85
           12/26/95                 300,000       5.78
           12/29/95                 200,000       5.83

         11.  UCI borrowed the following amounts from the System
              Money Pool on the dates and at the rates indicated below:

              None.


         12. Highland transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

            10/5/95              $  900,000      5.83%
           10/16/95                 100,000       5.81
           10/25/95                 900,000       5.80
           10/31/95                 400,000       5.81
            11/8/95                 900,000       5.81
           11/16/95                 100,000       5.84
           11/27/95                 900,000       5.80
           11/30/95                 400,000       5.79
            12/8/95                 900,000       5.84
           12/15/95                 100,000       5.85
           12/29/95               1,300,000       5.83

         13. Highland borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

         14. Leidy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.


         15. Leidy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

             DATE                  AMOUNT             RATE

           10/26/95             $   300,000     5.832%


         16. Data-Track transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

            10/3/95                100,000       5.87%
            10/5/95                400,000        5.83
            11/2/95                100,000        5.81
            11/8/95                400,000        5.81
            12/7/95                100,000        5.82
            12/8/95                400,000        5.84

         17. Data-Track borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

              In accordance with the terms of the Application-Declaration (Item 5) and the Order of the Commission in this proceeding dated December 29, 1993 (HCAR No. 35-25964), attached as Exhibit C is a copy of Data-Track's Income Statement for Fiscal 1995, and attached as Exhibit D is a copy of Data-Track's Balance Sheet at September 30, 1995. Also attached as Exhibit E is an analysis of the capital investments made by Data-Track and the costs of the cost of collection efforts and related benefits.

         18. NFR transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

            10/4/95              $  700,000      5.85%
            10/6/95                 700,000       5.84
           10/12/95                 400,000       5.81
           10/13/95               2,200,000       5.81
           10/19/95                 700,000       5.78
            11/2/95                 300,000       5.81
            11/3/95                 200,000       5.80
            11/6/95                 700,000       5.80
            11/8/95                 100,000       5.81
           11/13/95               2,300,000       5.80
           11/15/95                 300,000       5.80
           11/20/95                 600,000       5.80
            12/5/95                 200,000       5.85
            12/6/95                 300,000       5.82
            12/7/95                 600,000       5.82
           12/12/95                 500,000       5.84
           12/14/95               1,700,000       5.86
           12/15/95                 600,000       5.85
           12/21/95                 100,000       5.78
           12/29/95                 400,000       5.83

         19.  NFR borrowed the following amounts from the System
              Money Pool on the dates and at the rates indicated below:

              None.


Dated:  February 15, 1996         NATIONAL FUEL GAS COMPANY



                                  By:_/s/Gerald T. Wehrlin___________
                                     Gerald T. Wehrlin
                                     Controller



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